6-30-02

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02048564

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2002

NATIONAL CONSTRUCTION GROUP INC.
(Name of Registrant)

3000 Matte Blvd., Brossard, QC J4Y 2H5
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F xxx Form 40-F ___

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934. Yes No xxx

This Form 6-K shall be deemed to be incorporated by reference into the prospectuses forming a part of the registration statements (333-11204 and 333-12664) and to be a part of such prospectuses from the date of the filing hereof.

June Information

1. Press Release dated June 7, 2002 – "National Acquires Mecanique CNC."

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly cause this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

National Construction Group Inc. -- SEC File No. 0-27144
(Registrant)

Date: July 3, 2002 By: ______________________
Danny Daoust, Executive Vice-President

NATIONAL ACQUIRES MECANIQUE CNC

NATIONAL CONSTRUCTION INC.
3000 Matte Blvd., Second Floor
Brossard, PQ J4Y 2H5

June 7, 2002

NATIONAL CONSTRUCTION INC. ("National") (TSX Venture Exchange: NAT) (OTCBB: NATS) is pleased to announce that its wholly-owned subsidiary has entered into an arm's length letter agreement dated June 5, 2002 with Mecanique CNC Inc. ("Mecanique CNC"), pursuant to which National has agreed to acquire all of the operating assets and the name of Mecanique CNC (the "Acquisition"). The purchase price pursuant to the Acquisition will be $2,049,000 to be payable as to $450,000 in cash at closing and $200,000 per month commencing September 1, 2002 until April 2003 when the balance is payable. In addition, National has agreed to assume $1,250,000 of bank indebtedness of Mecanique CNC.

Mecanique CNC is a company incorporated under the laws of Quebec that provides direct-hire construction services involving the mechanical and structural trades to the industrial market, principally in Quebec. The head office of Mecanique CNC is based in Varennes, Quebec. Mecanique CNC currently has approximately 20 full-time employees and for the year ended September 30, 2001 achieved revenue of approximately $26 million.

Mecanique CNC is a subsidiary of Group Chagnon Inc., a company controlled by the Chagnon Family of Varennes, Quebec. No director, officer or insider of National has any interest in Mecanique CNC.

"This acquisition broadens the range of services offered by National and increases the potential market penetration of National. The acquisition of Mecanique CNC is consistent with our strategy to expand our business and services through strategic acquisitions", said Danny C. Daoust, Executive Vice-President of National.

Pursuant to the agreement, it is a condition of National that certain of the operational and technical personnel of Mecanique CNC continue with National.

The completion of the Acquisition is subject to the approval of the TSX Venture Exchange and all other necessary regulatory approval. The completion of the Acquisition is also subject to several additional conditions precedent, including the satisfactory completion of a due diligence review of Mecanique CNC by National, Board of Directors approval of National, the entering into a formal agreement among the parties and certain other conditions.

For further information contact Danny C. Daoust, Executive Vice-President of National, at (450) 444-2405.

About National Construction Inc.

National is a multi-trade industrial construction and maintenance contracting services company primarily servicing Eastern Canada and the Province of Alberta. Established in 1941, National provides piping, mechanical installation, electrical and instrumentation services to industrial clients, mainly in the petrochemical and chemical, oil and natural gas, energy, pulp and paper, and mining and metallurgy sectors.

National and the National subsidiaries also provide maintenance services for operating facilities in the petrochemical industry.

National currently has three subsidiaries, Auprocon Limited and Entretien Industriel N-S Inc., both wholly-owned, as well as NSL Constructors Inc. which is 50% owned by each of National and SNC-Lavalin Group Inc. (TSE: SNC).

National offers its services in three separate divisions, consisting of conventional construction services, turnkey & special projects, and plant maintenance. Construction services are provided by National directly in Quebec and Eastern Canada, and by NSL Constructors Inc. in Alberta and Western Canada.

As indicated above, completion of the transaction is subject to a number of conditions, including but not limited to, TSX Venture Exchange acceptance. The transaction cannot close until the required approvals are obtained. There can be no assurance that the transaction will be completed as proposed or at all.

Investors are cautioned that, except as disclosed in documentation of National to be prepared in connection with the Acquisition, any information released or received with respect to the Acquisition may not be accurate or complete and should not be relied upon. Trading in the securities of National should be considered highly speculative.

The TSX Venture Exchange and the NASD OTC Bulletin Board have in no way passed upon the merits of the proposed transaction and have neither approved nor disapproved the contents of this press release.